Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Oceaneering International, Inc. for the registration of $200,000,000 aggregate principal amount of 6.000% Senior Notes due 2028 and to the incorporation by reference therein of our reports dated February 24, 2023, with respect to the consolidated financial statements of Oceaneering International, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Oceaneering International, Inc. and subsidiaries, included in Oceaneering International, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Houston, Texas

December 6, 2023